ADMINISTRATIVE SERVICES AGREEMENT

dated as of April 26, 2010

PRINCIPAL LIFE INSURANCE COMPANY ("Insurer") and DELAWARE DISTRIBUTORS, L.P. ("Fund Distributor") (collectively, the "Parties") mutually agree to the arrangements set forth in this Administrative Services Agreement (this "Agreement").

WHEREAS, Fund Distributor is the distributor to the Delaware VIP Trust, an open-end management investment company organized as a statutory trust under the laws of the State of Delaware (the "Fund"); and

WHEREAS, Insurer issues variable life insurance policies and/or variable annuity contracts (collectively, the "Contracts"); and

WHEREAS, Insurer has entered into a participation agreement dated as of April 26,
2010 (the "Participation Agreement") with the Fund, pursuant to which the Fund has agreed to make shares of certain of its portfolios (the "Portfolios") available for purchase by one or more of Insurer's separate accounts or divisions thereof (each, a "Separate Account"), in connection with the allocation by Contract owners of purchase payments to corresponding investment options offered under the Contracts; and

WHEREAS, Insurer and Fund Distributor expect that the Fund and its Portfolios may benefit from the Insurer performing the administrative services listed on Schedule A hereto for the Fund in connection with the Contracts issued by Insurer; and

WHEREAS, Insurer has no contractual or other legal obligation to perform such administrative services, other than pursuant to this Agreement and the Participation Agreement; and

WHEREAS, Fund Distributor desires to retain the administrative services of Insurer and to compensate Insurer for providing such administrative services;

NOW, THEREFORE, the Parties agree as follows:-

1. Administrative Services; Payments Therefor

(a) Insurer shall provide the administrative services set out in Schedule A hereto and made a part hereof, as the same may be amended from time to time. For such services, Fund Distributor agrees to pay to Insurer a fee ("Fee") computed daily and paid monthly in arrears, equal to the following percent of the daily net asset value of the value of the shares of the Portfolios held in the subaccount of the Separate Accounts, attributable to the Contracts issued by Insurer at the following annual rates:

Annual Rate	Total Average Net Assets
0.10%	All Assets

(b) Fund Distributor will be responsible for calculating the Fee for the preceding month as stated in Section I (a). Insurer shall deliver to Fund Distributor a monthly statement in the format described in Schedule B hereto. Insurer shall deliver the statement to Fund Distributor within thirty (30) days after the month in which the services were provided. Fund Distributor shall pay Insurer within thirty (30) days following Fund Distributor's receipt of such monthly statement. If, however, the Fee does not equal or exceed $50.00 in any particular month, such Fee will be added to the Fee for the following month(s) until the cumulative total of the monthly Fees equals or exceeds $50.00, at which time Fund Distributor shall pay Insurer within thirty (30) days following Fund Distributor's receipt of the most recent monthly statement. If Insurer disagrees with the amount paid by Fund Distributor, Insurer will have thirty (30) days from receipt of payment to provide supporting data to reconcile any discrepancies.

(c) From time to time, the Parties shall review the Fee to determine whether it exceeds or is reasonably expected to exceed the incurred and anticipated costs, over time, of Insurer. The Parties agree to negotiate in good faith a reduction to the Fee as necessary to eliminate any such excess or as necessary to reflect a reduction in the fee paid by the Fund Distributor to Insurer pursuant to the Services Agreement.

2. Nature of Payments

The Parties to this Agreement recognize and agree that Fund Distributor's payments to Insurer relate to administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Portfolio shares, and are not otherwise related to investment advisory or distribution services or expenses. Insurer represents and warrants that the fees to be paid by Fund Distributor for services to be rendered by Insurer pursuant to the terms of this Agreement are to compensate the Insurer for providing administrative services relating to Contract owners' shares of the Fund, and are not designed to reimburse or compensate Insurer for providing administrative services with respect to the Contracts or any Separate Account.

3. Term and Termination

Any Party may terminate this Agreement, without penalty, on 60 days' written notice to the other Party. Unless so terminated, this Agreement shall continue in effect for so long as Fund Distributor (or its successors in interest), or any affiliate thereof, continues to perform in a similar capacity for the Fund, and for so long as Insurer provides the services contemplated hereunder with respect to Contracts under which values or monies are allocated to a Portfolio.

4. Amendment

This Agreement may be amended upon mutual agreement of the Parties in writing.

5. Notices

All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed effective on the date they are delivered.

Address for notices to Insurer:

Principal Life Insurance Company
711 High Street
Des Moines, IA 50392-0300
Facsimile No.: 866-496-6527
Attention: Charles Schneider/Variable Life Attorney

Address for notices to Fund Distributor:

Delaware Distributors, L.P.
One Commerce Square
2005 Market Street
Philadelphia, PA 19103
Facsimile No.: 215-255-1122
Attention: Theodore K. Smith, Executive Vice President

6.     Miscellaneous

(a) Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns.

(b) Assignment. Neither this Agreement nor any of the rights, obligations or liabilities of any Party hereto shall be assigned without the written consent of the other Party.

(c) Representations. Insurer represents and warrants that in performing the services and receiving the compensation described in this Agreement it will comply with all applicable laws, rules and regulations.

(d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(e) Applicable Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Iowa (without reference to choice of law doctrine).

(f) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

IN WITNESS WHEREOF the Parties have executed this Agreement on the respective dates specified below with effect from the date specified on the first page of this Agreement.

PRINCIPAL LIFE INSURANCE    DELAWARE DISTRIBUTORS, LP.
COMPANY

By: /s/Sara Wiener    By: /s/Theodore K. Smith
Name: Sara Wiener    Name: Theodore K. Smith
Title: Director - Product Management    Title: Executive Vice President
Date: May 10, 2010    Date: April 26, 2010

SCHEDULE A

TO

ADMINISTRATIVE SERVICES AGREEMENT

Insurer shall provide certain administrative services respecting the operations of the Fund, as set forth below. This Schedule, which may be amended from time to time as mutually agreed upon by Insurer and Fund Distributor, constitutes an integral part of the Agreement to which it is attached. Capitalized terms used herein shall, unless otherwise noted, have the same meaning as the defined terms in the Agreement to which this Schedule relates.

Maintenance of Books and Records

•
Maintain master accounts with the Fund, on behalf of each Portfolio, which accounts shall bear the name of Insurer as the record owner of Portfolio shares on behalf of each Separate Account investing in the Portfolio.

•
Maintain a daily journal setting out the number of shares of each Portfolio purchased, redeemed or exchanged on behalf of Contract owners each day, as well as the net purchase or redemption orders for Portfolio shares submitted each day, to assist Fund Distributor, the Fund and/or the Fund's transfer agent in tracking and recording Portfolio share transactions.

•
Promptly provide Fund Distributor, the Fund, and the Fund's transfer agent with a copy of such journal entries or information appearing thereon in such format as may be reasonably requested from time to time.

•	Reconcile and balance the separate accounts at the fund level in the general ledger, at various banks within systems interface.

Communication with the Fund

•	Purchase Orders:

- Determination of net amount available for investment in the Fund.

- Deposit of receipts at the Fund's custodian (generally by wire transfer).

- Notification of the custodian of the estimated amount required to pay dividend or distribution.

•	Redemption Orders:

- Determination of net amount required for redemptions by the Fund.

- Notification of the custodian and Fund of cash required to meet payments.

- Cost of share redemption.

Processing Distributions from the Fund

•	Process ordinary dividends and capital gains.

•	Transmit net purchase payments to the Fund's custodian.

•	Reinvest the Fund's distributions.
Accounting Services

•
Perform miscellaneous accounting services as may be reasonably requested from time to time by Fund Distributor, which relate to the business contemplated by the Participation Agreement between Insurer and the Fund, as amended from time to time, including but not limited to periodic reconciliation and balancing of Insurer's books and records with those of the Fund with respect to such matters as cash accounts, Portfolio share purchase and redemption orders placed with the Fund, dividend and distribution payments by the Fund, and such other accounting matters that may arise from time to time in connection with the operations of the Fund as related to the business contemplated by the Participation Agreement.

Report

•	Periodic information reporting to the Fund's Board of Directors.

•
Provide Fund Distributor with such assistance as Fund Distributor may reasonably request so that Fund Distributor can report such information to the Fund's Board in a timely manner. Insurer acknowledges that such information and assistance shall be in addition to the information and assistance required of Insurer pursuant to the Fund's mixed and shared funding SEC exemptive order, described in the Participation Agreement.

•
Provide Fund Distributor with such assistance as Fund Distributor may reasonably request with respect to the preparation and submission of reports and other documents pertaining to the Fund to appropriate regulatory bodies and third party reporting services.

Fund-related Contractowner Services

•
Provide telephonic support for Contract owners, including, without limitation, Financial consultant's advice with respect to inquiries about the Fund and each Portfolio thereof (not including information about performance or related to sales), communicating with Contract owners about Fund (and Separate Account) performance, providing confirms of shareholder transactions and assisting with proxy solicitations, specifically with respect to soliciting voting instructions from Contract owners.

•
Print and distribute, in a timely manner, prospectuses, statements of additional information, supplements thereto, periodic reports, proxy materials, up to one per year, and any other materials of the Fund required by law or otherwise to be given to its shareholders, including, without limitation, Contract owners investing in Portfolio shares.

Other Administrative Support

•	Providing other administrative support for the Fund as mutually agreed between the Company and the Fund of the Advisor.

•	Relieving the Fund of other usual or incidental administrative services provided to individual contract owners.

SCHEDULE B

Delaware Investments Monthly Report
Principal Life Insurance Company

Contact Information

Name, phone number, e-mail, company, address of billing contact
Attn:XXXXXXXXXXXXXXXXX
Principal Life Insurance Company

How to send payment (wire instructions or check/address) Please determine payment method, wire of check, and supply information.
Wire Instructions:
Bank: XXXXXXXXXX
ABA#: XXXXXXXXXX
Acct Name: XXXXXXXXXX
Account#: XXXXXXXXXX
Ref XXXXXXXXXXXXXXXXXX

Account Information

•Billing Period: April 1, 2010 through April 30, 2010
•Company Name: Principal Life Insurance Company
•Accounts by Delaware Funds- Delaware VIP Diversified Income Fund

•Delaware Fund Account Number: xxxxxxx.xxx
•Account Registration: Principal Life Insurance Co.
•Number of participants: XXX
•Total account assets as of April 30,2010: $x,xxx,xxx.xx
•Sub-shareholder services compensation rate: 0.01%

A COPY OF THIS REPORT WILL BE SENT TO SUBTASERVICES @DELINVEST.COM